Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 5, 2018

VIA EDGAR

Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-14 for Eaton Vance Mutual Funds Trust (“Registrant”) (1933 Act File No. 333-222789)

Dear Ms. Larkin:

This letter responds to comments you and Lauren Hamilton provided to the undersigned via telephone on February 15, 2018, in connection with your review of the Registrant’s registration statement on Form N-14 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) on January 30, 2018 (Accession No. 0000940394-18-000172). The Registration Statement was filed in connection with a proposed reorganization in which Eaton Vance Global Small-Cap Equity Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of Eaton Vance Global Small-Cap Fund (the “Acquired Fund”), a series of Eaton Vance Special Investment Trust, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganization”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response.

General

1.	Confirm that all bracketed information in Proxy Statement/Prospectus and Statement of Additional Information (“SAI”) contained in the Registration Statement will be completed.

Response: Registrant confirms that all bracketed information will be complete and final in the definitive Proxy Statement/Prospectus and SAI to be filed pursuant to Rule 497 under the Securities Act (“Rule 497 Filing”). References herein to changes to the Proxy Statement/Prospectus and SAI are to such documents as included in the Rule 497 Filing.

Proxy Statement/Prospectus

2.	Confirm that the record date is consistent throughout the Proxy Statement/Prospectus.

Response: Registrant confirms the record date has been updated and will be consistent throughout the Proxy Statement/Prospectus.

Securities and Exchange Commission
March 5, 2018

3.	In the Annual Fund Operating Expenses table, it appears the expenses for the Acquiring Fund are not shown as current expenses. Supplementally explain why the Acquiring Fund is not using current expenses in the table.

Response: Registrant has revised the Acquiring Fund’s expenses table to show the current estimated Other Expenses and expense reimbursement as shown in the Acquiring Fund’s prospectus dated March 1, 2018, which was included in the post-effective amendment to the Registrant’s registration statement filed under Form N-1A on February 27, 2018 (Accession No. 0000940394-18-000338).

4.	Confirm whether the investment adviser has an expense recoupment program pursuant to which the adviser can recoup expenses that were reimbursed in a fiscal year in subsequent years.

Response: Registrant confirms that the investment adviser does not have such an expense recoupment program.

5.	Add a footnote to the Capitalization table for the Acquired Fund stating who is responsible for the expenses.

Response: Registrant has revised the footnote to the Capitalization table to state: “Global Small-Cap Fund is responsible for bearing the costs of the Reorganization, including printing, mailing and solicitation costs. However, because EVM has agreed to limit the total expenses of the Global Small-Cap Fund and reimburse the Fund for expenses in excess of that limit, EVM expects to bear the costs of the Reorganization, which are estimated to be approximately $35,000.”

6.	Consider reformatting the Fund Fees and Expenses table per Item 3 of Form N-1A.

Response: Registrant believes the current expense table format is easier for the Acquired Fund shareholders to compare the fees and expenses of the Acquired Fund and Acquiring Fund.

7.	Under Effect on Fund Fees, Expenses and Services, consider revising the paragraph that discusses the pro forma impact on Other Expenses and the increased expense reimbursements for the Acquiring Fund as it is confusing.

Response: Registrant has revised the referenced paragraph to clarify the pro forma impact on Other Expenses and the increased expense reimbursement.

8.	Disclose under Relative Performance the possible impact on performance that may occur due to the Acquiring Fund’s change in investment objective.

Response: Registrant has added disclosure that states that the change in Acquiring Fund’s investment objective and investment strategy may impact the Fund’s after-tax returns going forward.

9.	Disclose under Alternatives what may be proposed for the Acquired Fund if the Reorganization is not approved by shareholders.

Response: Registrant has added disclosure that states that if the Reorganization is not approved by shareholders, the Board of Trustees will consider what other actions, if any, may be taken with respect to the Acquired Fund.

Securities and Exchange Commission
March 5, 2018

10.	Confirm that changes made to the Acquiring Fund’s investment strategy in its prospectus dated March 1, 2018, which was included in the post-effective amendment to the Registrant’s registration statement filed under Form N-1A on February 27, 2018, are reflected in the Proxy Statement/Prospectus.

Response: Registrant confirms all changes to the Acquiring Fund’s investment strategy are reflected in the Proxy Statement/Prospectus.

SAI

11.	Include in the pro forma information the standard footnote for “Use of Estimates” as disclosed in Registrant’s financial statements.

Response: Registrant has added the following: “The preparation of the financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.”

12.	Confirm Acquired Fund and Acquiring Fund’s net asset amounts are accurately reflected as of December 31, 2017.

Response: Registrant confirms that Acquired Fund and Acquiring Fund’s net asset amounts are accurately reflected in the Rule 497 Filing.

13.	Include the amounts paid to the investment adviser and sub-adviser for the last three fiscal years.

Response: Registrant has added the requested disclosure to the Rule 497 Filing.

14.	Provide an analysis of the factors the Registrant considered in determining which Fund should be the accounting survivor in the Reorganization, as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response: The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization. Registrant believes that each of the following factors supports the conclusion that the Acquiring Fund will be the accounting survivor of the Reorganization:

▪	The Acquiring Fund will be the legal survivor in the Reorganization and thereafter the combined fund (“Combined Fund”) will carry on its operations pursuant to the Acquiring Fund’s registration statement on Form N-1A under the Securities Act, and Investment Company Act of 1940, as amended (the “Investment Company Act”). Hence, under the AICPA Accounting and Audit Guide for Investment Companies (the “Guide”), the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary;
▪	The Acquiring Fund and Acquired Fund are currently managed by Boston Management and Research (“BMR”), a subsidiary of Eaton Vance Management (“EVM”). The Combined Fund also will be managed by BMR;

Securities and Exchange Commission
March 5, 2018

▪	Eaton Vance Adviser International Ltd. (“EVAIL”) currently serves as the sub-adviser to the Acquired Fund and the Acquiring Fund. After the Reorganization, the Combined Fund will continue to use the same investment format as the Acquiring Fund, in which discretionary management is vested in EVAIL;
▪	The current portfolio managers and portfolio management team of the Acquiring Fund (Aiden M. Farrell, Michael D. McLean and J. Griffith Noble) will continue to manage the Combined Fund following the Reorganization. The Acquired Fund is also managed by Messrs. Farrell, McLean and Noble;
▪	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Under normal market conditions, the Acquiring Fund invests at least 80% of its net assets in equity securities of small-cap companies. The Acquiring Fund also invests (i) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries, and (ii) in issuers located in at least five different countries (including the United States). Although the investment objectives, policies and restrictions of the Acquiring Fund and Acquired Fund are substantially similar, the investment policy of the Acquired Fund differs in that it is required to invest at least 25% of its net assets in companies located outside of the United States;
▪	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment adviser and sub-adviser in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization;
▪	The classes of the Combined Fund following the merger will have an expense structure identical to those of the Acquiring Fund, as outlined in the Proxy Statement/Prospectus. The operating expenses of the Combined Fund’s Class A, Class C and Class I shares will be lower than the Acquiring Fund’s Class A, Class C and Class I shares, respectively. The operating expenses and total expense ratio of the Acquired Fund’s Class A, Class C and Class I shares are higher than both the Acquiring Fund and Combined Fund’s Class A, Class C and Class I shares, respectively; and
▪	The Acquiring Fund is larger than the Acquired Fund. As of December 31, 2017, the Acquired Fund had net assets of approximately $19 million and the Acquiring Fund had net assets of approximately $24 million.

Securities and Exchange Commission
March 5, 2018

Weighing all of the factors discussed above, these factors strongly support the conclusion that the Acquiring Fund is the accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment adviser, sub-adviser, investment policies, and total expense ratios of each class of shares of the Combined Fund involved in the merger are identical to those of the Acquiring Fund and there are some differences from those of the Acquired Fund; and (c) the Acquiring Fund has more assets than the Acquired Fund.

Please contact the undersigned at (617) 672-8507 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President

cc: Lauren Hamilton